SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14 (a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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Filed by a party other than the Registrant / /

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    14a-6(e)(2))
/X/ Definitive Proxy Statement
/ / Definitive Additional Materials
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MOORE-HANDLEY, INC.

(Name of Registrant as Specified In Its Charter)

Name of Person (s) Filing Proxy Statement, if other than the Registrant)
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MOORE-HANDLEY, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

MAY 6, 2003

The annual Meeting of the shareholders of Moore-Handley, Inc. (the "Corporation") will be held on Tuesday, May 6, 2003, at 10:30 A.M., local time at the Courtyard Marriott at 1824 Montgomery Highway South, Hoover, Alabama, for the following purposes:

1) To elect directors for the ensuing year;

2) To ratify the appointment by the Board of Directors of Ernst & Young LLP, certified public accountants, as independent auditors for the year 2003;

3) To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on March 10, 2003, will be entitled to vote at the meeting. A list of shareholders eligible to vote at the meeting will be available for inspection at the meeting and during business hours at the Corporation's office, at the address set forth below from April 25, 2003, to the date of the meeting.

Whether you expect to attend the Annual Meeting or not, your proxy vote is important. To assure your representation at the meeting, please sign and date the enclosed proxy card and return it without delay in the enclosed envelope, which requires no additional postage if mailed in the United States.

By Order of the Board of Directors

Gary C. Mercer
Chief Financial Officer

3140 Pelham Parkway
Pelham, AL 35124
April 8, 2003

**IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE
COMPLETED AND RETURNED PROMPTLY**

MOORE-HANDLEY, INC.

PROXY STATEMENT

April 8, 2003

This statement is furnished in connection with the solicitation of proxies by the Board of Directors of Moore-Handley, Inc. (the "Corporation") for use at the Annual Meeting of its shareholders to be held on May 6, 2003.

Shares cannot be voted at the meeting unless the owner thereof is present in person or by proxy. Any person giving a proxy may revoke it by written notice to the Corporation at any time prior to its exercise. In addition, although mere attendance at the meeting will not revoke the proxy, a person present at the meeting may withdraw his proxy and vote in person. All properly executed and unrevoked proxies in the accompanying form which are received in time for the meeting will be voted at the meeting or any adjournment thereof in accordance with any specification thereon, or if no specification is made, will be voted FOR the election of the five persons nominated for election as directors and FOR the ratification of the appointment of Ernst & Young, LLP as independent auditors for the year 2003.

The Annual Report of the Corporation (which does not form part of the proxy solicitation material), including the financial statements of the Corporation for the fiscal year 2002, is enclosed herewith.

The mailing address of the principal executive offices of the Corporation is P. O. Box 2607, Birmingham, Alabama 35202. This Statement and the accompanying form of proxy are being mailed to the shareholders of the Corporation on April 7, 2003.

VOTING SECURITITES

The Corporation has only one class of voting securities, its Common Stock. On March 10, 2003, 1,766,093 shares of Common Stock were outstanding. As to each matter presented to the shareholders' meeting, each shareholder of record at the close of business on March 10, 2003 will be entitled to one vote for each share of Common Stock owned on that date.

ELECTION OF DIRECTORS

The affirmative vote of a plurality of the votes cast is required to elect the directors. Abstentions from voting on these proposals (including broker non-votes) will have no effect on the outcome of the vote. Unless otherwise directed, the persons named in the accompanying form of proxy intend to vote at the Annual Meeting for the election of the nominees named in the following table as directors of the Corporation to serve until the next Annual Meeting and until their successors are duly elected and have qualified. If any nominee is unable to be a candidate when the election takes place, the shares represented by valid proxies will be voted in favor of the remaining nominees and for such person, if any, as shall be designated by the present Board of Directors to replace such nominee. The Board of Directors does not presently anticipate that any nominee will be unable to be a candidate for election.

Each of Messrs. Riley, Marks, Stubbs, Gaines, and Palmer was elected to his present term of office at the last Annual Meeting of shareholders.

Information Regarding Nominees for Election As Director

The Corporation's current Board of Directors consists of the five directors listed below, each of whom will stand for election at the annual meeting. The following information with respect to the principal occupation or employment, other affiliations and business experience of each nominee during the last five years has been furnished to the Corporation by such nominee. Except as indicated each of the nominees has had the same principal occupation for the last five years.

William Riley – Chairman and Director of the Corporation since 1981, Chief Executive Officer since April 1997; Age 71.

Pierce E. Marks, Jr. - President, Chief Executive Officer from 1981 to June 1995; Vice Chairman from June 1995 to December 1999 and Director of the Corporation and member of the Executive Committee since 1981; Age 74.

Michael B. Stubbs – Private investor; Director, Lyon, Stubbs & Tompkins, Inc., New York, New York (Investment advisors) from 1984 to August 1996; Secretary/Treasurer and Director, S&P Cellular Holdings, Inc. (cellular communications) from 1989 to November 1995 and Chairman from 1991 to November 1995; Secretary/Treasurer and Director, Petroleum Communications (cellular communications) from 1990 to November 1995 and Chairman from 1991 to November 1995. Director, Dover Corporation (diversified manufacturing) 1999 - present; member of Audit Committee 2000 - present (Chairman 2002 - present). Director of the Corporation since 1981; Age 54.

Michael Palmer – Investor. Retired since 1984; Founder and CEO of Associated European Capital Corp., (investment banking), from 1980 to 1984; Managing Director, Saudi Arabian Investment Co., (investment banking), from 1974 to 1980; Head of International Finance, Shearson, Hammil Co. (investment banking), from 1969 to 1974. Director of the Corporation since 2001; Age 70.

Michael J. Gaines – was employed by Grossman's, a home center chain, from 1993 to 1996; President and Chief Operating Officer of the Corporation from 1996 to present. Director of the Corporation since 2001; Age 60.

INFORMATION REGARDING THE BOARD OF DIRECTORS

Committees of the Board

The Board of Directors of the Corporation has Executive, Audit, and Compensation Committees, but does not presently have a nominating or governance committee.

Executive Committee. Members: Messrs. Riley and Marks. The Executive Committee may, between meetings of the Board of Directors, exercise all of the authority of the Board in the management of the business and affairs of the Corporation, except with respect to certain significant corporate matters reserved to the Board by Delaware law, such as amendments to the Certificate of Incorporation or By-Laws of the Corporation.

Audit Committee. Members: Messrs. Palmer, Marks and Stubbs. The audit committee of the Company's Board of Directors consists of non-employee Directors who are independent, as "independence" is defined in Rule 4200(a)(15) of the National Association of Securities Dealers Listing Standards, except for Mr. Marks. Mr. Marks served as the Company's President and Chief Executive Officer from 1981 to June 1995 and Vice-Chairman from June 1995 to December 1999 and Director and member of the Executive Committee since 1981. Mr. Marks does not qualify as an "independent" director because he received consulting income from the Corporation of $80,229 in 2002 under a consulting agreement with the Corporation. The Board has determined to waive the independence requirement in the case of Mr. Marks because in light of Mr. Marks' familiarity with the Corporation and understanding of fundamental financial statements, it has determined that it is in the best interest of the Corporation and its shareholders for Mr. Marks to serve on the Audit Committee.

The Board of Directors of the Corporation adopted a written charter for the Audit Committee on May 23, 2000, which was included as an appendix to the Proxy Statement dated April 26, 2001. The Audit Committee's functions include the selection of the Corporation's independent auditors, reviewing with such auditors the plan and results of their audits, reviewing and discussing the Company's audited financial statements with the Company's management, and certain other matters specified in the written charter of the Audit Committee. The Audit Committee is not responsible for either the preparation of the financial statements or the auditing of the financial statements. The Company's management has the responsibility for preparing the financial statements and implementing internal controls, and the Company's independent accountants have the responsibility for auditing the financial statements. The review of the financial statements by the Audit Committee is not the equivalent of an audit.

Compensation Committee. Members: Messrs. Marks, Stubbs, and Palmer. The Compensation Committee approves the remuneration arrangements for Mr. Riley and Mr. Gaines.

Attendance at Board and Committee Meetings

During the 2002 fiscal year the Board of Directors held three meetings, the Executive Committee met informally numerous times, the Compensation Committee met one time and the Audit Committee met twice. In addition, members of the Audit Committee reviewed each of the quarterly earnings reports of the company with management and the independent accountants prior to their release to the public. During such fiscal year a quorum was present at all of the meetings of the Board, and each director attended all of these meetings except for Mr. Pierce E. Marks, Jr. who was unable to attend the Audit Committee meetings.

Compensation of Directors

No director received compensation for his services as director or member of the Executive, Compensation or Audit Committees, except for the annual grant to the non-employee director of Special Options to purchase 2,000 shares of the Corporation's Common Stock granted to Messrs. Stubbs, Palmer and Marks. Each such Special Option is granted at an exercise price equal to the market value of the Common Stock on the date of the grant and becomes exercisable on the date of grant. The term of such Option is ten years, subject to termination on the third anniversary of the date the holder ceases to be a director of the Corporation.

Report of the Audit Committee

The Audit Committee of the Board of Directors of the Corporation (i) has reviewed and discussed the audited financial statements of the Corporation for the year ending December 31, 2002 with management of the Corporation and with Ernst & Young, the independent auditors of the Corporation; (ii) has discussed with Ernst & Young the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU380); (iii) has received the written disclosures and the letter from Ernst & Young, the Corporation's independent accountants, required by Independence Standards Board's Standard No. 1 (Independence Standards Board's Standard No. 1, Independence Discussions with Audit Committees), and (iv) has discussed with Ernst & Young its independence in relation to the Corporation. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors of the Corporation that the audited financial statements be included in the Company's Annual Report on Form 10-K for its fiscal year ending December 31, 2002 for filing with the Securities and Exchange Commission.


Pierce E. Marks, Jr.
Michael Palmer
Michael B. Stubbs


EXECUTIVE COMPENSATION AND OTHER INFORMATION

Report of the Executive and Compensation Committee on Executive Compensation

This report by the members of the Executive and Compensation Committees of the Board of Directors of the Corporation describes the policies guiding the compensation paid to the Corporation's Chief Executive Officer and other executive officers for 2002.

Messrs. Riley and Gaines determine the compensation payable to executives other than themselves. Messrs. Marks, Stubbs and Palmer, outside directors who are members of the Compensation Committee, approve the compensation payable to Messrs. Riley and Gaines.

Executive Compensation Policies

The Corporation's compensation policies for its executive officers incorporate both fixed base salaries and variable, at-risk compensation opportunities in total compensation packages intended to take into consideration individual and overall corporate performance and to achieve the following specific goals:

- ensure that the Corporation can attract and retain highly competent individuals whose performance is essential to the future growth and success of the Corporation; and

- ensure that executive compensation reflects corporate performance by tying a significant portion of total compensation to the achievement of specified corporate performance objectives.

Fixed Compensation

Base salary is the fixed component of each executive officer's total compensation package.

Variable Compensation

The variable component of each executive officer's total compensation package is comprised of an annual and a long-term part:

- the opportunity to receive a cash payment under the Corporation's Bonus Program (the "Bonus Program"), based on the Corporation's actual performance in a given year against certain established objectives; and

- the opportunity to benefit from the appreciation in value of the Corporation's common stock through stock options, granted under the Corporation's 2001 Incentive Compensation Plan (the "2001 Plan").

Through the Bonus Program, executive officers are eligible to participate in an annual bonus pool, which in 2002 consisted of 21% of the amount of the Corporation's pro-forma after tax income before bonus or $81,705. Messrs. Gaines, Grear, Mercer, and Seifert received payments from this pool in the amounts indicated in the Summary Compensation Table. The balance was paid out as determined by the Executive Committee, after consultation with key managers.

The purpose of the 2001 Plan is to assist in attracting and retaining skilled management personnel and strengthening the mutuality of interest between them and the Corporation's shareholders. Under the 2001 Plan, executive officers are eligible to receive grants of stock options, stock appreciation rights, restricted stock and deferred stock. The 2001 Plan is administered by a Committee consisting of Messrs. Riley and Marks (the "Committee") who are not eligible to receive discretionary grants or awards under the 2001 Plan. The Committee has the authority to select employees to receive grants and awards thereunder and determine the number of shares subject to such grants and awards and the exercise price, restrictions, exercisability, transfer, vesting and other terms and conditions thereof. It is the Corporation's policy to award option grants of significant amounts when deemed appropriate.

Application of Philosophy

Mr. Riley is a substantial shareholder of the Corporation and as such has an economic incentive to increase the value of the Corporation. In his case, the Compensation Committee has kept his base salary level at a level which is low compared to competitive practices. The Compensation Committee believes Mr. Riley has a substantial economic incentive to enhance the value of the Corporation's stock and therefore need not be paid salary on a competitive basis. In addition, in 2002, Mr. Riley received a bonus of $21,353 which was equal to that received by Mr. Gaines.

In keeping with the rationale that key employees compensation should be significantly dependent on the performance of the Corporation, the base salary for Mr. Gaines is also low compared to competitive practice. Mr. Gaines also participated in the Bonus Program in 2002.

William Riley
Pierce E. Marks, Jr.
Michael B. Stubbs
Michael Palmer

The following graph and table compares Moore-Handley's total stockholder return over the last five fiscal years with the cumulative total return (assuming reinvestment of dividends) of all U.S. companies traded on The NASDAQ Stock Market^{SM} and of all The NASDAQ Stock Market^{SM} companies in the same U.S. Department of Commerce Standard Industrial Classification (wholesale trade – durable goods) as the Corporation.

(PERFORMANCE GRAPH)

	1997	1998	1999	2000	2001	2002
Moore-Handley, Inc.	100.0	92.0	55.2	46.0	77.6	94.0
The NASDAQ Stock Market SM Index	100.0	141.0	261.5	157.4	124.9	86.3
Wholesale Trade – Durable Goods Index	100.0	91.9	104.0	68.9	97.5	62.2

Executive Compensation

The following table sets forth all compensation for services in all capacities to the Corporation and its subsidiary during the years 2000 – 2002 of the Chief Executive Officer and the four other most highly compensated.

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | Long-Term Compensation Awards |
| | | Salary | Bonus | Securities Underlying Options |
	Year	$	$	#
William Riley	2002	$181,992	$21,353	
Chairman and CEO	2001	$175,000	$63,253	
	2000	$150,000		
Michael J. Gaines	2002	$181,992	$21,353	
President and COO	2001	$175,000	$63,253	50,000
	2000	$150,000		
Robert H. Grear	2002	$137,600	$ 3,000	
Vice President – Operations	2001	$131,862	$12,000	
	2000	$128,968		75,000
Gary C. Mercer	2002	$110,674	$ 7,000	
Chief Financial Officer	2001	$ 61,250 (1)	$10,000	30,000
Thomas Seifert	2002	$135,107	$10,000	
Vice President – Merchandising	2001	$ 95,833 (2)	$18,500	50,000

(1) The reported amounts for Gary C. Mercer reflect his compensation for the period from June 01, 2001, when he joined the company.

(2) The reported amounts for Thomas A. Seifert reflect his compensation for the period from March 19, 2001, when he joined the company.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND YEAR-END OPTION VALUES

The following table sets forth information as to options outstanding as of December 31, 2002 held by each of the executive officers named in the Summary Compensation Table. No options were exercised during 2002.

Name	Number of Securities Underlying Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End ($) Exercisable/Unexercisable
Michael J. Gaines	25,000/ 0 (1)	$0 / $0
Michael J. Gaines	50,000/ 0 (2)	$0 / $0
Michael J. Gaines	10,000/40,000 (3)	$15,200 /$60,800
Robert H. Grear	30,000/45,000 (4)	$37,110 /$55,665
Gary C. Mercer	6,000/24,000 (5)	$ 9,120/ $36,480
Thomas A. Seifert	10,000/40,000 (6)	$14,600/ $58,400

(1) Exercisable in five annual installments commencing on January 13, 1998.
(2) Exercisable in five annual installments commencing on April 2, 1998.
(3) Exercisable in five annual installments commencing on June 1, 2002.
(4) Exercisable in five annual installments commencing on August 2, 2001.
(5) Exercisable in five annual installments commencing on December 1, 2002.
(6) Exercisable in five annual installments commencing on December 1, 2002.

Pension Plan. The Moore-Handley, Inc. Salaried Pension Plan (the "Pension Plan") is a defined benefit average earnings and years of service and are payable to participants commencing at age 65. Final average earnings are based on total salary and bonus but exclude any income realized from stock options. Benefits are not reduced for Social Security or other offset amounts.

The following table shows the combined estimated annual retirement benefits payable to employees under the Pension Plan and the Corporation's prior Plan who retire at age 65 at the stated levels of Final Average Earnings and years of service at retirement.

			Annual Retirement Benefit For Specified Years of Service		
	10	20	30	40	50
Final Average Earnings	Years	Years	Years	Years	Years
$ 50,000	$ 4,052	$ 8,103	$ 12,155	$ 16,206	$ 20,258
75,000	7,177	14,353	21,530	28,706	35,883
100,000	10,302	20,603	30,905	41,206	51,508
125,000	13,427	26,853	40,280	53,706	67,133
150,000	16,552	33,103	49,655	66,206	82,758
170,000	19,052	38,103	57,155	76,206	95,258
175,000	19,677	39,353	59,030	78,706	98,383
$200,000	$ 22,927	$ 45,853	$ 68,780	$ 91,706	$ 114,633

As of December 31, 2002, Messrs. Riley, Gaines, Grear, Mercer, and Seifert had 42, 6, 4, 8 and 1 years of service respectively, under the Pension Plan.

Compensation Committee Interlocks and Insider Participation

Messrs. Riley and Gaines were involved in the determination of compensation for executive officers of the Corporation, other than themselves, for the past fiscal year. Messrs. Stubbs, Marks, and Palmer, members of the Compensation Committee, approved the compensation payable to Messrs. Riley and Gaines.

Messrs. Riley and Marks purchased stock pursuant to the Employee Stock Purchase Plan in June 1998 in return for promissory notes for $131,250 and $131,250, respectively. These notes bear interest at a floating rate equal to the Corporation's average cost of borrowing from time to time plus 2.25% and are payable on June 30, 2003 or on earlier demand. The notes of Messrs. Riley and Marks remained outstanding at March 31, 2003.

Mr. Riley and Mr. Marks are stockholders, directors and executive officers of a privately held manufacturing company, and as such participated in setting the compensation payable to themselves as officers of that company. The cost of leasing office space and related overhead costs in New York City used by Mr. Riley, who spends a majority of his time serving as executive officer and director of the Corporation, are shared by the Corporation and such manufacturing company. In 2002 this manufacturing company contributed $67,800 towards the cost of that office, for which lease payments are approximately $102,800 per annum. Messrs. Riley and Marks are substantial stockholders and directors of such company, and Mr. Stubbs is a substantial stockholder, but none of Messrs. Riley, Marks or Stubbs participates in the day-to-day management thereof.

SECURITY OWNERSHIP BY MANAGEMENT

The following table gives information concerning the beneficial ownership of the Corporation's Common Stock on March 10, 2003 by (i) each nominee for election as a director, (ii) each of the executive officers named in the Summary Compensation Table, and (iii) all directors and executive officers of the Corporation as a group.

Beneficial Owners	Amount and Nature of Beneficial Ownership (1)	
	Shares Beneficially Owned	Percent of Class
William Riley (2) (3)	456,958	25.16%
Pierce E. Marks, Jr. (2) (3) (4)(8)	358,258	19.68%
Michael B. Stubbs (5) (7)	235,915	13.22%
Michael Palmer (6) (8)	55,300	3.12%
Michael J. Gaines (2) (9)	137,000	7.24%
Robert H. Grear (2) (10)	75,000	4.07%
Gary C. Mercer (2) (11)	35,000	1.95%
Thomas A. Seifert (2) (12)	50,000	2.75%
All directors and executive officers as a group (10 persons)	1,466,531	80.72%

1) The information as to beneficial ownership is based on statements furnished to the Corporation by the beneficial owners. Except as indicated in the footnotes which follow, such owners have sole voting power and sole investment power with respect to all shares listed above and all such shares are owned directly (i.e., not by virtue of an option or other right to acquire).
2) The address of Messrs. Riley, Marks, Gaines, Grear, Mercer, and Seifert is Moore-Handley, Inc., P. O. Box 2607, Birmingham, Alabama 35202.
3) Includes 50,000 shares purchased under the Employee Stock Purchase Plan which are not issuable until the note for the purchase price has been paid in full.
4) Does not include 54,000 shares owned by Mr. Marks' children, as to which Mr. Marks disclaims beneficial ownership.

5) Includes an aggregate of 73,500 shares held of record by two trusts established for Mr. Stubbs' children; Mr. Stubbs, who is a co-trustee of such trusts shares voting and investment power but has no economic interest in these trusts and therefore disclaims beneficial ownership of such shares. Mr. Stubbs' address is 777 3rd Avenue 18th Floor, New York, New York 10017.
6) Includes 51,300 shares owned in a personal IRA account prior to becoming a director. Mr. Palmer's address is Flat 15, 55 Portland Place London, W1B 1QL.
7) Includes 14,000 shares covered by presently exercisable Special Options granted under 1991 Plan and 4,000 shares covered by presently exercisable Special Options granted under 2001 Plan – see "Information Regarding the Board of Directors".
8) Includes 4,000 shares covered by presently exercisable Special Options granted under 2001 Plan - see "Information Regarding the Board of Directors".
9) Includes 75,000 shares covered by Options granted under 1991 Plan and 50,000 shares covered by Options granted under 2001 Plan.
10) Includes 75,000 shares covered by Options granted under 1991 Plan.
11) Includes 30,000 shares covered by Options granted under 2001 Plan.
12) Includes 50,000 shares covered by Options granted under 2001 Plan.

INDEPENDENT AUDITORS

Ernst & Young LLP, which served as the Corporation's independent auditors in 2002, has been engaged   by the Audit Committee, as the Corporation's independent auditors for 2003. The shareholders are asked to ratify this action of the Board. The affirmative vote of a majority of the votes cast is required for such ratification. Abstention and broker non-votes are treated as votes cast for this purpose. No representative of that firm will be present at the Annual Meeting. Accordingly, no representative of that firm will have an opportunity to make a statement or will be available to respond to questions.

Audit Fees

Ernst & Young LLP charged the Company an aggregate of $93,500 and $109,900 respectively, in fees for the audit of the Company's financial statements for the years ended December 31, 2002 and 2001, and for the review of its quarterly financial statements included in Form 10Q during 2002 and 2001.

Financial Information Systems Design and Implementation

During 2002, Ernst & Young neither rendered to nor billed the Company for professional services relating to the design, implementation, or operation of the Company's financial information systems.

All Other Fees

Ernst & Young LLP charged the Company an aggregate of $20,450 and $56,395 respectively, for all other services rendered to the Company during 2002 and 2001. For 2002, such services included audit related services of $12,200 and non-audit related services of $8,250. For 2001, such services included audit related services of $46,950 and non-audit related services of $9,445. Audit related services generally included fees for accounting consultation, and assistance with filings with the Securities and Exchange Commission.

The Audit Committee of the Board has considered whether the provision of the services other than audit services described above is compatible with maintaining the auditor's independence.

The Board unanimously recommends that shareholders vote "FOR" the ratification of the appointment of Ernst & Young LLP, as independent auditors for the year 2003.

SHAREHOLDER PROPOSALS

It is anticipated that the 2004 Annual meeting of Shareholders will be held on May 6, 2004. In accordance with regulations issued by the Securities and Exchange Commission, shareholder proposals intended for presentation at that meeting must be received by the Secretary of the Corporation no later than January 7, 2004, if such proposals are to be considered for inclusion in the Corporation's Proxy Statement.

OTHER MATTERS

Management knows of no matters that are to be presented for action at the meeting, other than those set forth above. Pursuant to the Company's by-laws, for business to be properly brought before the annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, such notice must be delivered to or mailed and received at the principal executive offices of the Company, not less than 30 days nor more than 60 days prior to the meeting; <u>provided, however,</u> that in the event that less than 40 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. Such notice must be accompanied by the information required to be provided with respect to the business to be conducted at the instance of the stockholder as set forth in the Company's by-laws. If any other matters are brought before the meeting by a stockholder who has not complied with the advance notice provisions, the persons named in the enclosed form of proxy will vote the shares represented by proxies in accordance with their best judgment on such matters.

Proxies will be solicited by mail and may also be solicited in person or by telephone by some regular Employees of the Corporation. All expenses in connection with the preparation of proxy materials and the solicitation of proxies will be borne by the Corporation.

By Order of the Board of Directors

Gary C. Mercer
Chief Financial Officer

P. O. Box 2607
Birmingham, Alabama 35202
April 8, 2003

PROXY


MOORE-HANDLEY, INC.
ANNUAL MEETING OF SHAREHOLDERS, MAY 6, 2003
PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF MOORE-HANDLEY, INC.


The undersigned hereby appoints WILLIAM RILEY, MICHAEL J. GAINES and GARY C. MERCER, and each of them, the proxies of the undersigned with power of substitution to each, to vote all shares of Common Stock of the Corporation that the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Corporation to be held at the Courtyard by Marriott, 1824 Montgomery Hwy South, Hoover, Alabama on May 6, 2003 at 10:30 A.M. and any adjournment thereof, on all matters coming before said meeting.

    Election of Directors, Nominees: William Riley, Michael Stubbs, Michael Palmer, Michael J. Gaines and Pierce E. Marks, Jr.

1.   ELECTION OF DIRECTORS:
    / / FOR   / / WITHHELD
    / / FOR, except vote withheld from the following nominee(s):

2.   TO RATIFY THE APPOINTMENT BY THE BOARD OF DIRECTORS OF ERNST & YOUNG LLP, CERTIFIED PUBLIC ACCOUNTANTS, AS INDEPENDENT AUDITORS FOR THE YEAR 2003.

    / / **FOR**   / / **AGAINST**   / / **ABSTAIN**

3.   In their discretion, the proxies are authorized to vote such other matters as may properly come before the meeting.

(Continued on other side)

(Continued from other side)

This Proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no contrary instructions are indicated, this Proxy will be voted FOR the election of the Nominees as Directors and FOR ratification of the appointment of Ernst & Young, LLP as independent auditors for the year 2003.

PLEASE MARK, SIGN AND DATE THIS PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

Dated: _____, 2003

Signature _____

Signature _____

Please sign name(s) exactly as printed hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, give full title as such. If a Corporation, sign in full corporate name by President or other authorized officer. If a partnership, sign in partnership name by authorized person.